UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 24 - 2007 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on November 22, 2007.

Exhibit 1

THIRD QUARTER REPORT 2007 – PERFORMANCE BETTER THAN EXPECTED
The expectations for the profit before tax excluding restructuring costs for 2007 are maintained at the level of USD 800-820 million.

“At USD 773 million, the profit before tax for the first three quarters was better than expected and highly satisfactory. The integration of our largest acquisition is well under way, and we are pleased to report that the integration process is proceeding smoothly. With the acquisition of OMI we have met the most important elements of our Greater Earning Power strategy. Therefore, as part of the integration we are updating our strategy to secure TORM’s long-term growth”, announces Klaus Kjærulff, CEO.

Highlights
  Profit before tax for the first three quarters of 2007 was USD 773 million (DKK 4,282 million). Profit after tax was USD 771 million (DKK 4,273 million).
  Equity was USD 1,059 million (DKK 5,569 million) at 30 September 2007, equivalent to USD 15.3 per share (DKK 80.5 per share) excluding treasury shares. In September, DKK 2,002 million (USD 367 million) was paid in dividend.
  The market value of the Company’s vessels, including the order book, exceeded book value by USD 1,482 million at 30 September 2007, equalling USD 21.4 per share (DKK 112.6 per share), excluding treasury shares. This amount does not include the value of 19 purchase options, which are exercisable from 2008. TORM has not sold second-hand tonnage in 2007.
  The product tanker market was very satisfactory during the first three quarters of 2007. Rates fell back over the summer, as expected. The end of the third quarter was marked by great volatility and falling rates. Going into the fourth quarter, the rates have been unseasonably low, and the demand for heating products for the winter market is weaker than expected, indicating a great transport demand later in the winter season. The period tanker market remains strong, which reflects the sustained strong demand and optimism among our customers. At 30 September 2007, the Company had covered 59% of the remaining earning days in 2007 at USD 21,937 per day.
  The bulk market has seen an upward trend throughout the year as a result of the increasing demand for transport of primarily iron ore and coal. At 30 September 2007, the Company had covered 100% of the remaining earning days in 2007 at USD 26,800 per day and 61% of the earning days in 2008 at USD 37,600 per day.
  Following TORM’s and Teekay’s takeover of OMI, the company’s assets were distributed at 1 August 2007, with TORM taking over 26 of OMI’s product tankers as well as OMI’s technical organisation in India and part of its organisation in the USA. The future management structure in India and the USA has now been finalised, and the integration of employees, vessels and customer portfolios is proceeding according to plan and meeting expectations from an operational as well as a financial perspective. The expected annual cost synergies resulting from the acquisition of OMI remain in the order of USD 10-15 million.
  Expectations for the profit before tax excluding restructuring costs for 2007 are maintained at the level of USD 800-820 million. Restructuring costs are expected to amount to approximately USD 15 million.
Teleconference
TORM’s Management will review the report on the third quarter of 2007 in a teleconference and webcast (www.torm.com) today, 22 November 2007, at 17.00 Copenhagen time (CET). To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM’s website.

Contact

A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup – Denmark	Telephone +45 39 17 92 00 Klaus Kjærulff, CEO

		Q3 2007	Q3 2006	Q1-Q3	Q1-Q3
Million USD				2007	2006	2006
Income statement
Net revenue		221.2	158.0	581.6	456.8	603.7
Time charter equivalent earnings (TCE)		173.2	115.8	455.0	348.2	455.4
Gross profit		92.9	66.8	251.4	212.6	271.4
EBITDA		73.4	97.8	211.6	252.2	301.0
Operating profit		45.2	83.4	149.4	207.9	242.1
Financial items		-11.5	-10.3	623.6	5.3	-1.0
Profit before tax		33.7	73.1	773.0	213.2	241.1
Net profit		30.9	66.9	771.3	205.4	234.5
Balance sheet
Total assets		2,835.9	1,892.4	2,835.9	1,892.4	2,089.0
Equity		1,058.8	1,045.3	1,058.8	1,045.3	1,280.8
Total liabilities		1,777.1	847.1	1,777.1	847.1	808.2
Invested capital		2,509.9	1,224.1	2,509.9	1,224.1	1,298.5
Net interest bearing debt		1,462.1	616.6	1,462.1	616.6	662.0
Cash flow
From operating activities		79.1	62.7	193.2	203.0	232.5
From investing activities		-36.5	43.8	-278.3	-42.7	-117.6
Thereof investment in tangible fixed assets		-36.5	-18.4	-202.2	-194.9	-262.4
From financing activities		-397.9	-55.8	181.4	-216.5	-238.6
Net cash flow		-355.3	50.7	96.3	-56.2	-123.7
Key financial figures
Margins:
TCE		78.3%	73.3%	78.2%	76.2%	75.3%
Gross profit		42.0%	42.3%	43.2%	46.5%	44.9%
EBITDA		33.2%	61.9%	36.4%	55.2%	49.8%
Operating profit		20.4%	52.8%	25.7%	45.5%	40.1%
Return on Equity (RoE) (p.a.)*)		10.2%	27.9%	63.8%	28.1%	21.5%
Return on Invested Capital (RoIC) (p.a.)		7.2%	26.8%	10.4%	23.1%	19.6%
Equity ratio		37.3%	55.2%	37.3%	55.2%	61.3%
Exchange rate USD/DKK, end of period		5.26	5.89	5.26	5.89	5.66
Exchange rate USD/DKK, average		5.41	5.86	5.54	6.00	5.95
Share related key figures**)
Earnings per share, EPS	USD	0.4	1.0	11.1	3.0	3.4
Cash flow per share, CFPS	USD	1.1	0.9	2.8	2.9	3.3
Share price, end of period (per share of DKK 5 each)	DKK	214.2	151.3	214.2	151.3	186.0
Number of shares, end of period	Mill.	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Mill.	69.2	69.2	69.2	69.5	69.4
 *) The gain from the sale of the Norden shares is not annualized when calculating the Return on Equity.
**)Adjusted for the share split in May 2007.

Profit by division
Million USD	Q3 2007					Q1-Q3 2007
	Tanker	Bulk		Not		Tanker	Bulk		Not
	Division	Division	OMI *)	allocated	Total	Division	Division	OMI *)	allocated	Total

Net revenue	165.5	35.6	20.1	0.0	221.2	445.5	97.0	39.1	0.0	581.6
Port expenses, bunkers and commissions	-43.9	-1.6	-2.8	0.0	-48.3	-117.1	-4.1	-5.9	0.0	-127.1
Freight and bunker derivatives	0.3	0.0	0.0	0.0	0.3	0.5	0.0	0.0	0.0	0.5
Time charter equivalent earnings (TCE)	121.9	34.0	17.3	0.0	173.2	328.9	92.9	33.2	0.0	455.0
Charter hire	-25.6	-15.7	-3.6	0.0	-44.9	-64.6	-45.9	-7.3	0.0	-117.8
Operating expenses	-27.3	-2.6	-5.5	0.0	-35.4	-68.8	-7.5	-9.5	0.0	-85.8
Gross Profit	69.0	15.7	8.2	0.0	92.9	195.5	39.5	16.4	0.0	251.4
Profit from sale of vessels	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	-12.4	-1.9	-8.7	0.0	-23.0	-32.9	-5.5	-11.5	0.0	-49.9
Other operating income	2.9	0.0	0.6	0.0	3.5	8.5	0.0	1.6	0.0	10.1
Depreciation and impairment losses	-22.2	-1.6	-4.4	0.0	-28.2	-49.4	-4.6	-8.2	0.0	-62.2
Operating profit	37.3	12.2	-4.3	0.0	45.2	121.7	29.4	-1.7	0.0	149.4
Financial items	-	-	-	-11.5	-11.5	-	-	-	623.6	623.6
Profit/(Loss) before tax	-	-	-	-11.5	33.7	-	-	-	623.6	773.0
Tax	-	-	-	-2.8	-2.8	-	-	-	-1.7	-1.7
Net profit	-	-	-	-14.3	30.9	-	-	-	621.9	771.3
 *) Contains the result of the acitvity that TORM owns in a 50/50 joint venture with Teekay.

Tanker and Bulk

Tanker Division
The Tanker Division achieved a profit before financial items of USD 37.3 million in the third quarter of 2007 against USD 45.7 million in the second quarter of 2007. The lower profit in the third quarter was a consequence of the low rates during the quarter, which were projected in the profit forecast.

After a satisfactory first half of 2007, rates dropped over the summer, as expected. The end of the third quarter was characterised by great volatility in the western market, while the eastern market was more stable, although falling slightly. Moreover, earnings were under pressure from rising costs, particularly in the bunker market, but also from the weak USD, which meant higher port expenses outside the USA. During the third quarter, TORM had a large coverage and a reduced number of ballast days, and the Company’s earnings consequently exceeded the market average.

The tanker market was affected by the following factors in the third quarter of 2007:
Positive impact:
  The US petrol reserves are lower than the five-year average, indicating that the USA will be forced to import petrol.
  Expectations for a colder winter than last year’s.
  The Iran/Ceyhan oil pipeline was reopened, improving the market for LR2 tankers in the Mediterranean.

Negative impact:
  Bunker expenditure rose, directly impacting earnings.
  The US heating oil inventories are higher than the five-year average.
  Increased taxation of petrol in Iran and China, which reduced short-term consumption and the related import/transport demand.
As a result of the weak demand for tankers relative to the strong demand seen in 2006 as a result of hurricane fears, the freight rates achieved by TORM’s Tanker Division in the third quarter of 2007 were 21% lower for the LR2 segment, 10% lower for the LR1 segment and 13% lower for the MR segment compared with those of the third quarter of 2006.

The number of earning days in the LR2 segment was up by 43% on the third quarter of 2006, and the number of earning days in the LR1 and MR segments was up by 44% and 45%, respectively. The increase in earning days in the MR segment is principally due to the acquisition of OMI, while the increase in the LR1 and LR2 segments is due to a combination of delivered newbuildings and chartered vessels.

Tanker Division	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Change Q3 06 - Q3 07
LR2 (Aframax, 90-110,000 DWT)
Available earning days	642	703	720	799	920	43%
Per earning day (USD):
Earnings (TCE)*)	27,282	25,940	26,738	27,926	21,519	-21%
Operating expenses**)	-7,141	-5,614	-7,542	-8,204	-6,392	-10%
Operating cash flow***)	17,333	18,674	17,076	17,864	13,230	-24%
LR1 (Panamax, 75-85,000 DWT)
Available earning days	1,194	1,193	1,279	1,392	1,714	44%
Per earning day (USD):
Earnings (TCE)*)	28,843	25,588	27,784	28,521	25,949	-10%
Operating expenses**)	-6,450	-5,109	-6,793	-7,785	-5,302	-18%
Operating cash flow***)	13,105	11,526	12,279	12,423	10,395	-21%
MR (45,000 DWT)
Available earning days	1,642	1,627	1,654	1,684	2,373	45%
Per earning day (USD):
Earnings (TCE)*)	25,306	21,861	24,520	27,621	22,082	-13%
Operating expenses**)	-6,660	-6,197	-7,288	-6,503	-5,997	-10%
Operating cash flow***)	19,392	16,365	16,987	20,674	16,223	-16%
SR (35,000 DWT)
Available earning days	n.a.	n.a.	n.a.	n.a.	732	n.a.
Per earning day (USD):
Earnings (TCE)*)	n.a.	n.a.	n.a.	n.a.	16,129	n.a.
Operating expenses**)	n.a.	n.a.	n.a.	n.a.	-5,019	n.a.
Operating cash flow***)	n.a.	n.a.	n.a.	n.a.	691	n.a.
*)    TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.
**)  Operating expenses is related owned vessels.
***) Operating cash flow = TCE less operating expenses and charter hire.

Bulk Division
The earnings of the Bulk Division rose to USD 12.2 million in the third quarter from USD 10.3 million in the second quarter. TORM charters out a major part of its vessels on long-term charters, which means that the Company does not gain the full benefit of the rising bulk rates in 2007.

In the third quarter, freight rates rose further in the Panamax segment and reached a historical high at the end of the quarter, equalling approximately USD 75,000 per day for a one-year charter. The development in bulk rates remains largely dependent on the development in single markets, primarily China and Australia, as well as India, Japan and South America.

In the third quarter of 2007, freight rates in the bulk market were positively affected by increased transports of iron ore, coal and grain in particular. Due to insufficient port capacity, waiting periods in Australian ports were long, if fluctuating, pushing rates up further.

The demand for tonnage was so great that the bulk market was more than able to absorb the relatively large addition of newbuildings in 2007. Many newbuilding orders were placed during the year, and the global newbuilding order book is thus historically high.

The number of available earning days in the Panamax segment was up by 4% in the third quarter of 2007 compared with the third quarter of 2006.

Bulk Division	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Change Q3 06 - Q3 07
Panamax (60-80,000 DWT)
Available earning days	1,234	1,234	1,260	1,274	1,288	4%
Per earning day (USD):
Earnings (TCE)*)	18,402	20,272	22,102	24,404	24,951	36%
Operating expenses**)	-5,662	-4,020	-5,099	-5,303	-4,696	-17%
Operating cash flow***)	6,872	9,846	8,170	10,711	10,796	57%
*)    TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.
**)  Operating expenses is related owned vessels.
***) Operating cash flow = TCE less operating expenses and charter hire.

Other activities
Other (non-allocated) activities consists of financial items of USD -12 million and tax of USD -3 million.
Fleet development
In the third quarter of 2007, TORM took delivery of 11 MR vessels and 10 SR vessels from the former OMI fleet.

Owned vessels	30 June 2007	Addition	Disposal	30 September 2007
LR2 / Aframax	9.0	-	-	9.0
LR1 / Panamax	7.5	-	-	7.5
MR	18.0	11	-	29
SR	0.0	10	-	10
Tank	34.5	21	-	55.5
Panamax	6.0	-	-	6.0
Bulk	6.0	-	-	6.0
Total	40.5	21	-	61.5

Planned fleet changes
TORM’s planned expansion of the fleet comprises 18.5 vessels for delivery between the fourth quarter of 2007 and 2010.
The planned investment amounts to USD 650 million.

TORM has chartered-in 22 product tankers on long-term charters, 16 of which already form part of the fleet, and three comprise purchase options exercisable between 2009 and 2014.

TORM has chartered-in 21 Panamax bulk carriers, eight of which already form part of the fleet, and 16 of the charters include purchase options exercisable between 2007 and 2018.

Pools
At 30 September 2007, the three product tanker pools comprised 91 vessels. In addition to these, TORM at the end of the third quarter had 28 product tankers, primarily from the former OMI fleet, operating outside the pool. At the end of 2007, the three pools are still expected to comprise a total of 91 vessels.

Results

Third quarter 2007
The third quarter of 2007 showed a gross profit of USD 93 million, against USD 67 million in the third quarter of 2006. The difference is mainly due to the acquisition of OMI and an increased number of earning days from the newbuildings delivered during the period. Profit before depreciation and amortisation (EBITDA) for the period was USD 73 million, against USD 98 million in the third quarter of 2006. The difference was mainly due to the sale of three bulk vessels during the third quarter of 2006 at a profit of USD 35 million.

Depreciation was USD 28 million during the third quarter of 2007.

The operating profit for the third quarter of 2007 was USD 45 million, against USD 83 million in the same quarter of 2006. Of this amount, the Tanker and Bulk Divisions contributed USD 37 million and USD 12 million, respectively, and TORM’s share of the OMI joint venture contributed USD -4 million. As the OMI joint venture has very limited operating activities after 1 August, the results for the third quarter are negative due to the restructuring costs incurred. The activities in the OMI joint venture will cease during 2008.

Financial items were USD -12 million, against USD -10 million in the same quarter of 2006.

Profit after tax was USD 31 million, against USD 67 million in the third quarter of 2006.

Assets
Total assets decreased from USD 3,196 million to USD 2,836 million in the third quarter, primarily as a result of the extraordinary distribution of dividend of DKK 2,002 million in September.

Liabilities
During the third quarter of 2007, the Company’s net interest bearing debt rose from USD 1,152 million to USD 1,462 million, also as a result of the extraordinary dividend distribution. The Company has considerable undrawn loan facilities at its disposal.

Equity
During the third quarter of 2007, equity fell from USD 1,375 million to USD 1,059 million. This was the result of two opposite effects of the earnings and dividend distribution during the period. Mainly as a result of the dividend distribution, equity as a percentage of total assets dropped from 43.0% at 30 June 2007 to 37.3% at 30 September 2007.

At 30 September 2007, TORM held 3,564,364 treasury shares, corresponding to 4.9% of the Company’s share capital, which is unchanged compared to 30 June 2007.

OMI
In June 2007, TORM acquired the US tanker shipping company OMI in a 50/50 joint venture with Teekay Corporation. TORM’s 50% ownership interest in OMI is recognised on a pro rata basis in TORM’s consolidated financial statements effective from 1 June 2007 by aggregating items similar in nature. Consequently, OMI is included in the interim financial statements for the third quarter at 50%, presented as a separate segment in the profit by division, and at 50% of the balance sheet total at 30 September 2007. Following the sale of the most significant activities to TORM and Teekay at 1 August 2007, the assets in this balance sheet primarily consist of two vessels chartered out on T/C contracts and two newbuildings. The activities transferred from OMI to 100% ownership by TORM at 1 August 2007 are included in the Tanker Division from this date. In accordance with TORM’s accounting policies, the recognition is based on a preliminary takeover balance sheet at 1 June 2007, which is presented below.

Million USD	Preliminary takeover
balance sheet at
1 June 20071)
TORM’s 50% ownership interest in OMI

Intangible assets	3.7
Tangible fixed assets	1,009.4
Freight receivables, etc.	30.0
Other receivables	3.0
Prepayments	9.7
Marketable securities	28.5
Cash and cash equivalents	100.7
Mortgage debt and bank loans	-276.1
Other financial liabilities	-16.2
Trade payables	-13.2
Other liabilities	-51.5
Deferred income	-4.5
Net assets acquired	823.5
Goodwill	85.8
Cash consideration paid	909.3
Cash and cash equivalents, acquired	-100.7
Net cash outflow	808.6
1) The preliminary takeover balance sheet is calculated at 50% of the total OMI takeover balance sheet. The valuation of the assets and liabilities already recognised in OMI’s balance sheet, including vessels, recognised at USD 1,001 million under tangible fixed assets above and thus constituting approximately 85% of total assets excluding goodwill in the preliminary takeover balance sheet, is subject to great certainty. Add to this the recognition of assets and liabilities, which were not previously recognised in OMI’s balance sheet, including T/C contracts, purchase options and other commercial agreements as well as customer and supplier relations. The takeover balance sheet is still expected to be finalised in connection with the preparation of the annual report for 2007 at the latest. If the sum of the acquired net assets is increased relative to the takeover balance sheet, goodwill will be reduced correspondingly. Compared with the preliminary takeover balance sheet, which formed the basis of the interim report for the first half of 2007, there have been minor adjustments, which have reduced goodwill by a total of USD 3.5 million.

Integration of OMI
TORM’s and Teekay Corporation’s acquisition of OMI was completed on 8 June 2007. After the finalisation of the acquisition of OMI, the company’s assets were distributed at 1 August 2007, with TORM taking over 26 product tankers, including one newbuilding and one vessel, which will however remain in the possession of OMI until the beginning of 2008. In addition to giving TORM a very modern and uniform product tanker fleet and ensuring TORM’s presence in the US market, the acquisition of OMI improves TORM’s global competitiveness.

In addition, TORM acquired OMI’s organisation in India and part of OMI’s organisation in the USA. The future management structure in India and the USA has now been finalised, and the integration of employees, vessels and customer portfolios is proceeding according to plan and meeting expectations from an operational as well as a financial perspective. The expected annual cost synergies resulting from the acquisition of OMI remain in the order of USD 10-15 million.

Subsequent events
In the fourth quarter, TORM contracted two Kamsarmax (82,000 dwt) bulk carriers for delivery in 2010 and 1011, respectively, at a total price of USD 105 million.

Expectations
TORM maintains the profit forecast for 2007 of USD 800-820 million before tax, excluding restructuring costs relating to the acquisition of OMI. Restructuring costs are expected to be approximately USD 15 million.

Sensitivity
At the end of the third quarter 2007, 59% of the earning days remaining in the year for the Tanker Division were covered at USD 21,937 per day. For the Company’s Panamax bulk carriers, 100% of the earning days remaining in the year were covered at USD 26,800 per day.

At 30 September, TORM had hedged the price of 11.3% of the remaining bunker requirement for 2007, and the market value of the contracts was USD 0.3 million.

The TORM share

The price of a TORM share was DKK 214.2 at 30 September 2007, against DKK 207.6 at the beginning of the quarter – an increase of DKK 6.6.

In the third quarter, the Company distributed a dividend of DKK 27.5 per share, equalling DKK 2,002 million.

The total return to shareholders for the third quarter of 2007 was thus DKK 34.1 per share (calculated excluding reinvestment), corresponding to a total return of 16.4% in the quarter.

Accounting policies

The report for the third quarter of 2007 has been prepared using the same accounting policies as for the Annual Report 2006.

The accounting policies are described in more detail in the Annual Report 2006.

The interim report for the third quarter is unaudited, in line with the normal practice.

Information

Next reporting
TORM’s Annual Report 2007 will be published on 14 March 2008.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 30 September 2007.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report 2007.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 22 November 2007

Management	Board of Directors

Klaus Kjærulff, CEO	Niels Erik Nielsen, Chairman
Mikael Skov, COO	Christian Frigast, Deputy Chairman
Peter Abildgaard
Lennart Arrias
Margrethe Bligaard
Gabriel Panayotides
Nicos Zouvelos

About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward looking statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

Income Statement

Million USD	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006	2006

Revenue	221.2	158.0	581.6	456.8	603.7
Port expenses, bunkers and commissions	-48.3	-36.4	-127.1	-110.5	-148.9
Freight and bunkers derivatives	0.3	-5.8	0.5	1.9	0.6

Time Charter Equivalent Earnings (TCE)	173.2	115.8	455.0	348.2	455.4

Charter hire	-44.9	-28.5	-117.8	-74.5	-106.3
Operating expenses	-35.4	-20.5	-85.8	-61.1	-77.7

Gross profit	92.9	66.8	251.4	212.6	271.4

Profit from sale of vessels	0.0	34.8	0.0	54.2	54.4
Administrative expenses	-23.0	-6.4	-49.9	-22.3	-34.6
Other operating income	3.5	2.6	10.1	7.7	9.8
Depreciation and impairment losses	-28.2	-14.4	-62.2	-44.3	-58.9

Operating profit	45.2	83.4	149.4	207.9	242.1

Financial items	-11.5	-10.3	623.6	5.3	-1.0

Profit before tax	33.7	73.1	773.0	213.2	241.1

Tax	-2.8	-6.2	-1.7	-7.8	-6.6

Net profit	30.9	66.9	771.3	205.4	234.5

Earnings per share, EPS *)
Earnings per share, EPS (USD)	0.4	1.0	11.1	3.0	3.4
Earnings per share, EPS (DKK)**)	2.4	5.7	61.7	17.7	20.1

*)	The comparative figures for EPS are restated to reflect the share split carried out in May 2007.
**)	Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

Income statement by quarter
Million USD	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07
Revenue	158.0	146.9	162.0	198.4	221.2
Port expenses, bunkers and commissions	-36.4	-38.4	-36.9	-41.9	-48.3
Freight and bunkers derivatives	-5.8	-1.3	1.0	-0.8	0.3
Time charter equivalent earnings	115.8	107.2	126.1	155.7	173.2
Charter hire	-28.5	-31.8	-34.4	-38.5	-44.9
Operating expenses	-20.5	-16.6	-22.6	-27.8	-35.4
Gross profit (Net earnings from shipping activities)	66.8	58.8	69.1	89.4	92.9
Profit from sale of vessels	34.8	0.2	0.0	0.0	0.0
Administrative expenses	-6.4	-12.3	-11.2	-15.7	-23.0
Other operating income	2.6	2.1	2.5	4.1	3.5
Depreciation and impairment losses	-14.4	-14.6	-14.8	-19.2	-28.2
Operating profit	83.4	34.2	45.6	58.6	45.2
Financial items	-10.3	-6.3	634.6	0.5	-11.5
Profit before tax	73.1	27.9	680.2	59.1	33.7
Tax	-6.2	1.2	-5.8	6.9	-2.8
Net profit	66.9	29.1	674.4	66.0	30.9

Assets

Million USD	30 September 2007	30 September 2006	31 December 2006
NON-CURRENT ASSETS
Intangible assets
Goodwill	85.8	0.0	0.0
Other intangible assets	0.0	0.0	0.0
Total intangible assets	85.8	0.0	0.0

Tangible fixed assets
Land and buildings	0.4	0.4	0.4
Vessels and capitalized dry-docking	2,259.3	1,108.1	1,136.4
Prepayments on vessels	207.8	151.9	183.3
Other plant and operating equipment	9.2	2.9	3.6
Total tangible fixed assets	2,476.7	1,263.3	1,323.7

Financial fixed assets
Other investments	11.0	437.8	644.4

TOTAL NON-CURRENT ASSETS	2,573.5	1,701.1	1,968.1
CURRENT ASSETS
Inventories of bunkers	17.8	11.5	12.1
Freight receivables, etc.	77.6	48.9	49.7
Other receivables	26.6	24.6	21.5
Prepayments	11.0	5.8	4.6
Cash and cash equivalents	129.4	100.5	33.0
	262.4	191.3	120.9
Non-current assets held for sale	0.0	0.0	0.0
TOTAL CURRENT ASSETS	262.4	191.3	120.9
TOTAL ASSETS	2,835.9	1,892.4	2,089.0

Liabilities and Equity

Million USD	30 September 2007	30 September 2006	31 December 2006
EQUITY
Common shares	61.1	61.1	61.1
Treasury shares	-18.1	-18.1	-18.1
Revaluation reserves	7.4	373.2	579.8
Retained profit	995.8	619.4	574.5
Proposed dividends	0.0	0.0	73.9
Hedging reserves	8.5	5.8	5.6
Translation reserves	4.1	3.9	4.0
TOTAL EQUITY	1,058.8	1,045.3	1,280.8
LIABILITIES
Non-current liabilities
Deferred tax liability	55.9	62.9	62.8
Mortgage debt and bank loans	829.1	663.2	639.1
TOTAL NON-CURRENT LIABILITIES	885.0	726.1	701.9

Current liabilities
Mortgage debt and bank loans	762.4	53.9	55.9
Other financial liabilities	1.1	0.0	0.0
Trade payables	24.6	18.6	18.7
Current tax liabilities	14.2	9.6	4.6
Other liabilities	74.1	37.6	26.0
Deferred income	15.7	1.3	1.1
TOTAL CURRENT LIABILITIES	892.1	121.0	106.3

TOTAL LIABILITIES	1,777.1	847.1	808.2
TOTAL EQUITY AND LIABILITIES	2,835.9	1,892.4	2,089.0

Equity 1 January - 30 September 2007

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	Shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2007	61.1	-18.1	574.5	73.9	579.8	5.6	4.0	1,280.8
Changes in equity Q1-Q3 2007:
Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	-	-	-	-	-	-	0.1	0.1
Reversal of deferred gain/loss on hedge instruments at the
beginning of year	-	-	-	-	-	-5.6	-	-5.6
Deferred gain/loss on hedge instruments at the end of the
Period	-	-	-	-	-	8.5	-	8.5
Fair value adjustment on available for sale investments	-	-	-	-	70.9	-	-	70.9
Transfer to profit or loss on sale of available for sale
Investments	-	-	-	-	-643.3	-	-	-643.3
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-572.4	2.9	0.1	-569.4
Net profit for the period			771.3					771.3
Total recognized income/expenses for the period	0.0	0.0	771.3	0.0	-572.4	2.9	0.1	201.9
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Extraordinary dividends paid	-	-	-369.2	-	-	-	-	-369.2
Dividends paid	-	-	-	-76.4	-	-	-	-76.4
Dividends paid on treasury shares	-	-	21.7	-	-	-	-	21.7
Exchange rate adjustment on dividends paid	-	-	-2.5	2.5	-	-	-	0.0
Exercise of share options	-	-	-	-	-	-	-	0.0
Total changes in equity Q1-Q3 2007:	0.0	0.0	421.3	-73.9	-572.4	2.9	0.1	-222.0
Equity at 30 September 2007	61.1	-18.1	995.8	0.0	7.4	8.5	4.1	1,058.8

Equity 1 January - 30 September 2006

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2006	61.1	-7.7	415.3	132.4	296.4	3.3	3.9	904.7
Changes in equity Q1-Q3 2006:
Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	-	-	-	-	-	-	0.0	0.0
Reversal of deferred gain/loss on hedge instruments at the
beginning of year	-	-	-	-	-	-3.3	-	-3.3
Deferred gain/loss on hedge instruments at the end of the
period	-	-	-	-	-	5.8	-	5.8
Reversal of fair value adjustment on available for sale
investments at the beginning of the year	-	-	-	-	-296.4	-	-	-296.4
Fair value adjustment on available for sale investments at
period end	-	-	-	-	373.2	-	-	373.2
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	76.8	2.5	0.0	79.3
Net profit for the period			205.4					205.4
Total recognized income/expenses for the period	0.0	0.0	205.4	0.0	76.8	2.5	0.0	284.7
Purchase treasury shares, cost	-	-10.4	-	-	-	-	-	-10.4
Disposal treasury shares, cost	-	0.0	-	-	-	-	-	0.0
Dividends paid	-	-	-	-140.1	-	-	-	-140.1
Dividends paid on treasury shares	-	-	6.0	-	-	-	-	6.0
Exchange rate adjustment on dividends paid	-	-	-7.7	7.7	-	-	-	0.0
Exercise of share options	-	-	0.4	-	-	-	-	0.4
Total changes in equity Q1-Q3 2006:	0.0	-10.4	204.1	-132.4	76.8	2.5	0.0	140.6
Equity at 30 September 2006	61.1	-18.1	619.4	0.0	373.2	5.8	3.9	1,045.3

Cash flow statement

Million USD	Q3 2007	Q3 2006	Q1-Q3	Q1-Q3	2006
			2007	2006

Cash flow from operating activities
Operating profit	45.2	83.4	149.4	207.9	242.1

Adjustments:
Reversal of profit from sale of vessels	0.0	-34.8	0.0	-54.2	-54.4
Reversal of depreciation and impairment losses	28.2	14.4	62.2	44.3	58.9
Reversal of other non-cash movements	7.2	-2.5	11.7	5.2	6.0
Dividends received	0.0	0.0	1.3	26.4	26.4
Interest income and exchange rate gains	9.2	1.3	19.8	8.7	10.1
Interest expenses	-24.3	-10.2	-48.9	-31.2	-40.7
Income taxes paid	-0.1	0.0	0.6	0.0	-3.1
Change in inventories, accounts receivables and payables	13.7	11.1	-2.9	-4.1	-12.8
Net cash inflow/(outflow) from operating activities	79.1	62.7	193.2	203.0	232.5

Cash flow from investing activities
Investment in tangible fixed assets	-36.5	-18.4	-202.2	-194.9	-262.4
Purchase of enterprises and activities *)	0.0	0.0	-808.6	0.0	0.0
Sale of/investment in equity interests and marketable securities	0.0	0.0	732.4	0.2	0.2
Sale of non-current assets	0.0	62.2	0.1	152.0	144.6
Net cash inflow/(outflow) from investing activities	-36.5	43.8	-278.3	-42.7	-117.6

Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	889.0	2.9	1,695.8	101.8	162.1
Repayment/redemption, mortgage debt	-935.6	-58.7	-1,090.4	-173.7	-256.2
Dividends paid	-351.3	0.0	-424.0	-134.2	-134.1
Purchase/disposals of treasury shares	0.0	0.0	0.0	-10.4	-10.4
Cash inflow/(outflow) from financing activities	-397.9	-55.8	181.4	-216.5	-238.6

Increase/(decrease) in cash and cash equivalents	-355.3	50.7	96.3	-56.2	-123.7

Cash and cash equivalents, beginning balance	484.6	49.8	33.0	156.7	156.7

Cash and cash equivalents, ending balance	129.3	100.5	129.3	100.5	33.0
*) See preliminary opening balance for OMI at page 7.

Quarterly cash flow statement

Million USD	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07
Cash flow from operating activities
Operating profit	83.4	34.2	45.6	58.6	45.2
Adjustments:
Reversal of profit from sale of vessels	-34.8	-0.2	0.0	0.0	0.0
Reversal of depreciation and impairment loss	14.4	14.6	14.8	19.2	28.2
Reversal of other non-cash movements	-2.5	0.8	6.3	-1.8	7.2
Dividends received	0.0	0.0	0.2	1.1	0.0
Interest income and exchange rate gains	1.3	1.4	0.6	10.0	9.2
Interest expenses	-10.2	-9.5	-9.4	-15.2	-24.3
Income taxes paid	0.0	-3.1	0.7	0.0	-0.1
Change in inventories, accounts receivables and payables	11.1	-8.7	-10.7	-5.9	13.7
Net cash inflow/(outflow) from operating activities	62.7	29.5	48.1	66.0	79.1
Cash flow from investing activities
Investment in tangible fixed assets	-18.4	-67.5	-45.3	-120.4	-36.5
Purchase of enterprises and activities *)	0.0	0.0	0.0	-808.6	0.0
Sale of/investment in equity interests and marketable securities	0.0	0.0	0.0	732.4	0.0
Sale of non-current assets	62.2	-7.4	0.1	0.0	0.0
Net cash inflow/(outflow) from investing activities	43.8	-74.9	-45.2	-196.6	-36.5
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	2.9	60.3	25.5	781.3	889.0
Repayment/redemption, mortgage debt	-58.7	-82.4	-5.2	-149.6	-935.6
Dividends paid	0.0	0.0	0.0	-72.7	-351.3
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	-55.8	-22.1	20.3	559.0	-397.9
Increase/(decrease) in cash and cash equivalents	50.7	-67.5	23.2	428.4	-355.3
Cash and cash equivalents, beginning balance	49.8	100.5	33.0	56.2	484.6
Cash and cash equivalents, ending balance	100.5	33.0	56.2	484.6	129.3

*) See preliminary opening balance for OMI at page 7.

Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

Million USD	Net income Q1-Q3 2007	Equity 30 September 2007
As reported under IFRS	771.3	1,058.8
Adjustments:
Deferred gain on a sale/lease back	3.2	-9.9
Deferred tax	-1.2	2.5
Total adjustments	2.0	-7.4
According to US GAAP	773.3	1,051.4
For a review of principles and methods used in the reconciliation, please refer to the TORM Annual Report for 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        A/S STEAMSHIP COMPANY TORM
        (registrant)

Dated: November 27, 2007	By:	/s/ Klaus Kjærulff
Name: Klaus Kjærulff
Title: Chief Executive Officer

SK 03810 0001 832130